PRELIMINARY—SUBJECT TO COMPLETION, DATED OCTOBER 21, 2016

 

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

[   ], 2016

Dear FMCTI Stockholder:

On May 19, 2016, FMC Technologies, Inc., a Delaware corporation ("FMCTI"), and Technip S.A., a French *société anonyme* ("Technip"), announced their intention to combine in a transaction that the boards of directors of FMCTI and Technip believe represents a compelling opportunity to create a new global leader in Subsea, Surface and Onshore/Offshore systems and services to the oil and gas industry with the capacity to redefine the production of oil and gas through continued growth and innovation. We are extremely pleased about this transaction and look forward to the opportunities it presents, and we cordially invite you to attend a special meeting of stockholders of FMCTI (together with any adjournments or postponements thereof, the "FMCTI Special Meeting"), at FMC Technologies, Inc., 13138 Lockwood Rd., Houston, Texas 77044 on December 5, 2016, at 10:00 a.m. Central Time to vote on matters relating to it.

As previously announced, FMCTI, Technip and TechnipFMC Limited ("Topco"), a private limited company incorporated under the laws of England and Wales and a wholly owned subsidiary of FMCTI, have entered into a definitive Business Combination Agreement, dated as of June 14, 2016 (the "Business Combination Agreement"). Pursuant to the terms of the Business Combination Agreement, Technip will merge with Topco, with Topco continuing as the surviving company (the "Technip Merger"), and each ordinary share of Technip (the "Technip Shares"), other than Technip Shares owned by Technip or its wholly owned subsidiaries, will be exchanged for 2.00 ordinary shares of Topco ("Topco Shares"), subject to the terms of the Business Combination Agreement. Immediately following the Technip Merger, a wholly owned indirect subsidiary of Topco ("Merger Sub") will merge with FMCTI, with FMCTI continuing as the surviving company and as a wholly owned indirect subsidiary of Topco (the "FMCTI Merger" and, together with the Technip Merger, the "Mergers"), and each share of common stock of FMCTI (the "FMCTI Shares"), other than FMCTI Shares owned by FMCTI, Topco, Merger Sub or their respective wholly owned subsidiaries, will be exchanged for 1.00 Topco Share, subject to the terms of the Business Combination Agreement.

If the Mergers are completed, FMCTI's and Technip's businesses will combine with and under Topco. We intend to list the Topco Shares under the symbol "FTI" on the New York Stock Exchange, as well as on the regulated market of Euronext Paris. Based on the number of Technip Shares and securities convertible into Technip Shares and the number of FMCTI Shares and securities convertible into FMCTI Shares, in each case outstanding as of the date the parties entered into the memorandum of understanding regarding entry into the Business Combination Agreement, it is anticipated that immediately following completion of the Mergers former FMCTI stockholders will own approximately 49.1% of Topco on a fully diluted basis and former Technip stockholders will own approximately 50.9% of Topco on a fully diluted basis.

Technip stockholders will also be asked to approve the merger terms relating to the Technip Merger, the Technip Merger and any other matters related thereto at an extraordinary meeting of Technip stockholders.

Under the General Corporation Law of the State of Delaware, the FMCTI stockholders must provide their approval before the transactions contemplated by the Business Combination Agreement can be completed. You are being asked to consider and vote on the following items of business:

- proposal to adopt the Business Combination Agreement and thereby approve the transactions contemplated by the Business Combination Agreement, including the Mergers;

- proposal to approve any motion to adjourn the FMCTI Special Meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FMCTI Special Meeting to adopt the Business Combination Agreement;

- proposal to approve, on a non-binding, advisory basis, certain compensation arrangements for FMCTI's named executive officers in connection with the transactions contemplated by the Business

Combination Agreement, which are disclosed in the section entitled "*Stockholder Vote on Certain Compensatory Arrangements*" of the accompanying proxy statement/prospectus; and

- recommendation, on a non-binding, advisory basis, with respect to the frequency of future advisory votes on FMCTI's executive compensation.

Your vote is very important. Whether or not you plan to attend the FMCTI Special Meeting, please submit a proxy to vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus. A failure to either submit a proxy or attend the FMCTI Special Meeting, a broker non-vote or an abstention from voting will have the same effect as a vote "**AGAINST**" the proposal to adopt the Business Combination Agreement.

THE FMCTI BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE FIRST THREE PROPOSALS ABOVE, AND THAT YOU VOTE TO HOLD AN ADVISORY VOTE EVERY "ONE YEAR" ON FMCTI'S EXECUTIVE COMPENSATION.

More information about the Mergers and the proposals described above is contained in the accompanying proxy statement/prospectus. We urge you to read this document, including the Annexes and the documents incorporated by reference, carefully and in full. In particular, we urge you to read carefully the section entitled "*Risk Factors*" beginning on page 43 of the accompanying proxy statement/prospectus.

If you have any questions regarding this proxy statement/prospectus, you may contact Matt Seinsheimer or James Davis at FMCTI by calling +1 281 260-3665, or MacKenzie Partners, Inc., FMCTI's proxy solicitor, by calling +1 212 929-5500 or toll-free at +1 800 322-2885.

Thank you for your consideration and continued support. We look forward to the successful completion of the Mergers.

Sincerely,

John T. Gremp   Douglas J. Pferdehirt
Chairman of the Board   *President & Chief Executive Officer*
FMC Technologies, Inc.   FMC Technologies, Inc.

None of the U.S. Securities and Exchange Commission, the U.K. Financial Conduct Authority, the French Autorité des Marchés Financiers nor any securities commission of any jurisdiction has approved or disapproved any of the transactions described in this proxy statement/prospectus or the securities to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. This proxy statement/prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. For the avoidance of doubt, this proxy statement/prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in France or in the United Kingdom or any state in the European Economic Area or a solicitation of a proxy under the laws of France or England and Wales, and it is not intended to be, and is not, a prospectus or an offer document for the purposes of the U.K. Financial Conduct Authority's Prospectus Rules or Listing Rules or within the meaning of French law and the rules of the French Autorité des Marchés Financiers. You should inform yourself about and observe any such restrictions, and none of FMCTI, Technip or Topco accepts any liability in relation to any such restrictions.

The accompanying proxy statement/prospectus is dated [   ], 2016 and is first being mailed to FMCTI stockholders on or about [   ], 2016.



<p align="center">NOTICE OF SPECIAL MEETING OF STOCKHOLDERS</p>

[   ], 2016

Dear FMCTI Stockholder:

It is my pleasure to invite you to attend a special meeting of stockholders (together with any adjournments or postponements thereof, the "FMCTI Special Meeting") of FMC Technologies, Inc. ("FMCTI") in order to vote on a proposal to adopt the Business Combination Agreement, dated as of June 14, 2016 (the "Business Combination Agreement"), among FMCTI, Technip S.A., a French *société anonyme* ("Technip"), and TechnipFMC Limited, a private limited company incorporated under the laws of England and Wales and a wholly owned subsidiary of FMCTI ("Topco"), among other matters.

TIME AND DATE	December 5, 2016, at 10:00 a.m. Central Time
PLACE	FMC Technologies, Inc., 13138 Lockwood Rd., Houston, Texas 77044
ITEMS OF BUSINESS	1. Proposal to adopt the Business Combination Agreement (the "Merger Proposal")
	2. Proposal to approve any motion to adjourn the FMCTI Special Meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FMCTI Special Meeting to approve the Merger Proposal (the "Adjournment Proposal")
	3. Proposal to approve, on a non-binding, advisory basis, certain compensation arrangements for FMCTI's named executive officers in connection with the transactions contemplated by the Business Combination Agreement (the "Advisory Merger Compensation Proposal")
	4. Recommendation, on a non-binding, advisory basis, with respect to the frequency of future advisory votes on FMCTI's executive compensation (the "Say-on-Frequency Vote")
RECORD DATE	October 18, 2016
PROXY VOTING	It is important that your shares be represented and voted at the FMCTI Special Meeting. You can submit a proxy to vote your shares electronically via the Internet, by telephone or by completing and returning the proxy card or voting instruction card. Voting instructions are printed on your proxy card and are included in the accompanying proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. You can revoke a proxy at any time prior to its exercise at the FMCTI Special Meeting by following the instructions in the Proxy Statement or by voting your shares in person at the FMCTI Special Meeting.

Your proxy is being solicited by the FMCTI board of directors. The FMCTI board of directors has approved and declared advisable the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, declared that the transactions contemplated by the Business Combination Agreement are fair to and in the best interests of FMCTI and its stockholders, directed that the adoption of the Business Combination Agreement be submitted to a vote at a meeting of the FMCTI stockholders and resolved to recommend that the FMCTI stockholders vote to adopt the Business Combination Agreement and approve the other matters submitted for approval in connection with the Business Combination Agreement at the FMCTI Special Meeting.

Accordingly, the FMCTI board of directors recommends that FMCTI stockholders vote:

1. **"FOR" the Merger Proposal;**
2. **"FOR" the Adjournment Proposal;**
3. **"FOR" the Advisory Merger Compensation Proposal; and**
4. **"ONE YEAR" with respect to the Say-on-Frequency Vote.**

The FMCTI board of directors has fixed the close of business on October 18, 2016 as the record date for determination of FMCTI stockholders entitled to receive notice of, and to vote at, the FMCTI Special Meeting. Only holders of record of FMCTI Shares at the close of business on the record date are entitled to receive notice of, and to vote at, the FMCTI Special Meeting. The transactions contemplated by the Business Combination Agreement cannot be completed unless the holders of a majority of the outstanding FMCTI Shares entitled to vote on the matter at the FMCTI Special Meeting vote to adopt the Business Combination Agreement.

A failure to submit a proxy or attend the FMCTI Special Meeting, a broker non-vote or an abstention will have the same effect as a vote "**AGAINST**" the Merger Proposal. A failure to submit a proxy or attend the FMCTI Special Meeting or a broker non-vote as to the Adjournment Proposal or the Advisory Merger Compensation Proposal will have no effect on these proposals, although an abstention will have the same effect as a vote cast "**AGAINST**" these proposals. Failure to submit a proxy or attend the FMCTI Special Meeting, abstentions and broker non-votes will have no effect on the Say-on-Frequency Vote.

Your vote is very important. Whether or not you plan to attend the FMCTI Special Meeting, we urge you to submit a proxy to vote by Internet or telephone to ensure that your shares are represented at the FMCTI Special Meeting.

If you have any questions regarding this proxy statement/prospectus, you may contact Matt Seinsheimer or James Davis at FMCTI by calling +1 281 260-3665, or MacKenzie Partners, Inc., FMCTI's proxy solicitor, by calling +1 212 929-5500 or toll-free at +1 800 322-2885.

By order of the Board of Directors,

Dianne B. Ralston
Senior Vice President, General Counsel and Secretary
FMC Technologies, Inc.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by TechnipFMC Limited (File No. 333-213067), a private limited company incorporated under the laws of England and Wales and a wholly owned subsidiary of FMCTI ("Topco"), constitutes a prospectus of Topco under Section 5 of the U.S. Securities Act of 1933, as amended (the "Securities Act"), with respect to the ordinary shares, nominal value $1.00 per share, of Topco (the "Topco Shares"), to be issued to FMCTI stockholders and Technip stockholders pursuant to the Business Combination Agreement, dated as of June 14, 2016 (the "Business Combination Agreement"), among FMCTI, Technip and Topco.

This document also constitutes a proxy statement of FMCTI under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as a notice of meeting and a proxy statement under Delaware law with respect to the meeting of FMCTI stockholders (together with any adjournments or postponements thereof, the "FMCTI Special Meeting"), at which FMCTI stockholders will be asked to consider and vote upon the proposals to:

- adopt the Business Combination Agreement and thereby approve the transactions contemplated by the Business Combination Agreement, including the Mergers (the "Merger Proposal");

- approve any motion to adjourn or postpone the FMCTI Special Meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FMCTI Special Meeting to approve the Merger Proposal (the "Adjournment Proposal");

- approve, on a non-binding, advisory basis, certain compensation arrangements for FMCTI's named executive officers in connection with the transactions contemplated by the Business Combination Agreement (the "Advisory Merger Compensation Proposal"); and

- recommend, on a non-binding, advisory basis, the frequency of future advisory votes on FMCTI's executive compensation (the "Say-on-Frequency Vote").

Information contained in or incorporated by reference into this proxy statement/prospectus relating to FMCTI, Topco and Merger Sub has been supplied by FMCTI and information contained in this proxy statement/ prospectus relating to Technip has been provided by Technip. Any reference to a website address does not constitute incorporation by reference of the information contained at or available through such website, and you should not consider it to be a part of this proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this proxy statement/ prospectus. No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this proxy statement/prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than its date as specified on the cover unless otherwise specifically provided herein. Further, you should not assume that the information contained in or incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to FMCTI stockholders nor the issuance by Topco of Topco Shares pursuant to the Business Combination Agreement will create any implication to the contrary.

None of the SEC, the U.K. Financial Conduct Authority (the "FCA"), the French Autorité des Marchés Financiers (the "AMF") nor any securities commission of any jurisdiction has approved or disapproved any of the transactions described in this proxy statement/prospectus or the securities to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. This proxy statement/prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. The distribution or possession of this proxy statement/ prospectus in or from certain jurisdictions may be restricted by law. For the avoidance of doubt, this proxy

Whose proxies are being solicited and who is entitled to vote at the FMCTI Special Meeting?

Only FMCTI stockholders are entitled to vote at the FMCTI Special Meeting and, as a result, only FMCTI stockholders' proxies are being solicited through this proxy statement/prospectus. FMCTI is not soliciting any proxies or votes from Technip stockholders through this proxy statement/prospectus.

The record date for the FMCTI Special Meeting is October 18, 2016. Only holders of record of FMCTI Shares as of the close of business on the record date are entitled to notice of, and to vote at, the FMCTI Special Meeting. Each holder of FMCTI Shares is entitled to cast one vote on each matter properly brought before the FMCTI Special Meeting for each share of FMCTI Shares that such holder owned of record as of the close of business on the record date.

If you are a Technip stockholder and not an FMCTI stockholder, and you have received or gained access to this proxy statement/prospectus, you should not treat it as any solicitation of your proxy, vote or support on any matter. If you are both an FMCTI stockholder and a Technip stockholder, you should treat this proxy statement/prospectus as a solicitation of your proxy only with respect to the FMCTI Shares you owned of record as of the close of business on the record date and you should not treat it as any solicitation of your proxy, vote or support on any matter with respect to your Technip Shares. Technip stockholders should also consult the Information Document relating to the Mergers that will be made available on the Technip website (www.technip.com) at least 30 days prior to the Technip extraordinary general meeting.

Where and when will the FMCTI Special Meeting be held?

TIME AND DATE	December 5, 2016, at 10:00 a.m. Central Time
PLACE	FMC Technologies, Inc., 13138 Lockwood Rd., Houston, Texas 77044
ITEMS OF BUSINESS	1. Proposal to approve the Merger Proposal
	2. Proposal to approve the Adjournment Proposal
	3. Proposal to approve the Advisory Merger Compensation Proposal
	4. Recommendation with respect to the Say-on-Frequency Vote
RECORD DATE	October 18, 2016
PROXY VOTING	It is important that your shares be represented and voted at the FMCTI Special Meeting. You can submit a proxy to vote your shares electronically via the Internet, by telephone or by completing and returning the proxy card or voting instruction card. Voting instructions are printed on your proxy card and are included in the accompanying Proxy Statement. If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. You can revoke a proxy at any time prior to its exercise at the FMCTI Special Meeting by following the instructions in the Proxy Statement or by voting your shares in person at the FMCTI Special Meeting.

For additional information about the FMCTI Special Meeting, see the section entitled "*The Special Meeting of Stockholders of FMCTI*" of this proxy statement/prospectus.

4

What matters will be voted on at the FMCTI Special Meeting?

Four items of business will be voted on at the FMCTI Special Meeting:

(1)   FMCTI stockholders will be asked to vote on the Merger Proposal and thereby approve the transactions contemplated by the Business Combination Agreement, including the Mergers;

(2)   FMCTI stockholders also will be asked to vote on the Adjournment Proposal and thereby approve any motion to adjourn or postpone the FMCTI Special Meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FMCTI Special Meeting to approve the Merger Proposal;

(3)   FMCTI stockholders also will be asked to vote on the Advisory Merger Compensation Proposal and thereby approve, on a non-binding, advisory basis, certain compensation arrangements for FMCTI's named executive officers in connection with the transactions contemplated by the Business Combination Agreement; and

(4)   FMCTI stockholders will also be asked to vote on the Say-on-Frequency Vote and thereby recommend, on a non-binding, advisory basis, the frequency of future advisory votes on FMCTI's executive compensation.

Completion of the Mergers is not dependent on FMCTI stockholder approval of the Adjournment Proposal or the Advisory Merger Compensation Proposal or any particular outcome with respect to the Say-on-Frequency Vote.

What is the recommendation of the board of directors of FMCTI as to each proposal that may be voted on at the FMCTI Special Meeting?

The FMCTI board of directors has approved and declared advisable the Business Combination Agreement, the Mergers and all of the other transactions contemplated by the Business Combination Agreement, declared that the transactions contemplated by the Business Combination Agreement are fair to and in the best interests of FMCTI and its stockholders, directed that the adoption of the Business Combination Agreement be submitted to a vote of FMCTI stockholders at the FMCTI Special Meeting and resolved to recommend that the FMCTI stockholders vote to adopt the Business Combination Agreement and approve the other matters submitted for approval in connection with the Business Combination Agreement at the FMCTI Special Meeting.

Accordingly, the FMCTI board of directors recommends that FMCTI stockholders vote:

1.   "**FOR**" the Merger Proposal;

2.   "**FOR**" the Adjournment Proposal;

3.   "**FOR**" the Advisory Merger Compensation Proposal; and

4.   "**ONE YEAR**" with respect to the Say-on-Frequency Vote.

See the section entitled "*The Mergers—FMCTI Reasons for the Mergers and Recommendation of the FMCTI Board of Directors*" of this proxy statement/prospectus.

Does my vote matter?

Yes, your vote is very important. Even if you plan to attend the FMCTI Special Meeting in person, please submit a proxy to vote as soon as possible by following the instructions in this proxy statement/prospectus to ensure your votes are counted.

This transaction is important for the strategic growth and differentiation of FMCTI, and the Mergers cannot be completed unless the holders of a majority of the outstanding FMCTI Shares entitled to vote on the matter at the FMCTI Special Meeting vote to approve the Merger Proposal.

If you fail to submit a proxy or vote in person at the FMCTI Special Meeting, vote to abstain or do not provide your bank, brokerage firm or other nominee with instructions, it will have the same effect as a vote "**AGAINST**" the Merger Proposal.

Failure to either submit a proxy or attend the FMCTI Special Meeting and broker non-votes will have no effect on the Adjournment Proposal or the Advisory Merger Compensation Proposal, although abstentions will have the same effect as votes cast "**AGAINST**" these proposals. Failure to submit a proxy or attend the FMCTI Special Meeting, abstentions and broker non-votes will have no effect on the Say-on-Frequency Vote.

What constitutes a quorum at the FMCTI Special Meeting?

FMCTI stockholders who hold FMCTI Shares representing at least a majority of the outstanding FMCTI Shares entitled to vote at the FMCTI Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the FMCTI Special Meeting.

Whether or not a quorum is present, the chairman of the FMCTI Special Meeting or the FMCTI stockholders who hold a majority of the issued and outstanding FMCTI Shares, present in person or represented by proxy, at the FMCTI Special Meeting have the power to adjourn the FMCTI Special Meeting. If the FMCTI Special Meeting is adjourned, FMCTI may transact any business at the rescheduled FMCTI Special Meeting following adjournment that might have been transacted at the original FMCTI Special Meeting.

What vote of the FMCTI stockholders is required to approve the proposals presented at the FMCTI Special Meeting?

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding FMCTI Shares entitled to vote on the matter at the FMCTI Special Meeting.

FMCTI stockholders are entitled to one vote for each FMCTI Share owned of record as of the close of business on the record date. As of October 18, 2016 (the record date), 225,877,541 FMCTI Shares were issued and outstanding and entitled to vote at the FMCTI Special Meeting. As a result, the holders of at least 112,938,771 FMCTI Shares must vote in favor of the Merger Proposal for that proposal to be approved. Failure to either submit a proxy or attend the FMCTI Special Meeting, abstentions and broker non-votes will have the same effect as votes "**AGAINST**" the Merger Proposal.

The approval of the Adjournment Proposal and the Advisory Merger Compensation Proposal requires the affirmative vote of a majority of the voting power represented at the FMCTI Special Meeting in person or by proxy and entitled to vote on these proposals. Failure to either submit a proxy or attend the FMCTI Special Meeting and broker non-votes will have no effect on these proposals, although abstentions will have the same effect as votes cast "**AGAINST**" these proposals.

There is no minimum vote requirement for the Say-on-Frequency Vote. The option of once every one, two or three years that receives the highest number of votes properly cast with respect to the Say-on-Frequency Vote will be determined to be the recommendation of the FMCTI stockholders. Failure to submit a proxy or attend the FMCTI Special Meeting, abstentions and broker non-votes will have no effect on the Say-on-Frequency Vote.

See the section entitled "*The Special Meeting of Stockholders of FMCTI*" of this proxy statement/prospectus.

What will happen if the proposals to be considered at the FMCTI Special Meeting are not approved?

FMCTI, Technip, Merger Sub and Topco will not be able to complete the Mergers if FMCTI stockholders do not approve the Merger Proposal.

Completion of the Mergers is not dependent on FMCTI stockholder approval of the Adjournment Proposal or the Advisory Merger Compensation Proposal or any particular outcome with respect to the Say-on-Frequency Vote.

If I am a beneficial owner of FMCTI Shares held in street name, how do I vote?

If, on the record date, your FMCTI Shares were held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of FMCTI Shares held in "street name," and the organization holding your account is considered the stockholder of record for purposes of voting at the FMCTI Special Meeting.

If you are a beneficial owner of FMCTI Shares registered in the name of your broker, bank, dealer or other similar organization and you wish to vote in person at the FMCTI Special Meeting, you must obtain a valid proxy from the organization that holds your FMCTI Shares. If you do not wish to vote in person or you will not be attending the FMCTI Special Meeting, you should have received a proxy card and voting instructions with this proxy statement/prospectus from that organization. Please follow the voting instructions provided by your broker, bank, dealer or other similar organization to ensure that your vote is counted.

How do I appoint a proxyholder?

Your proxyholder is the person you appoint to cast your votes on your behalf at the FMCTI Special Meeting if you do not attend and vote in person. You can choose anyone you want to be your proxyholder; it does not have to be the persons FMCTI has designated in the proxy card. To designate a different person to be your proxyholder, write in the name of the person you would like to appoint in the blank space provided in the proxy card. Please ensure that the person you have appointed will be attending the FMCTI Special Meeting and is aware that he or she will be voting your FMCTI Shares.

If you sign the proxy card without naming your own proxyholder, you thereby appoint Douglas J. Pferdehirt, Maryann T. Mannen and Dianne B. Ralston as your proxyholders, who will be authorized to vote and otherwise act for you at the FMCTI Special Meeting in accordance with the instructions on the proxy card.

How will my shares be voted if I give my proxy?

On the proxy card, you can indicate how you want your proxyholder to vote your FMCTI Shares, or you can let your proxyholder decide for you by signing and returning the proxy card without indicating a voting preference for one or all proposals. If you have specified on the proxy card how you want to vote on a particular proposal (by marking, as applicable, "**FOR**" or "**AGAINST**" or otherwise), then your proxyholder must vote your FMCTI Shares accordingly.

As an FMCTI stockholder, what happens if I do not make specific voting choices?

Stockholder of Record: If you are an FMCTI stockholder of record and you return the proxy card or grant a proxy over the Internet or by telephone without giving specific voting instructions, then your shares will be voted:

1. "**FOR**" the Merger Proposal;
2. "**FOR**" the Adjournment Proposal;
3. "**FOR**" the Advisory Merger Compensation Proposal; and
4. "**ONE YEAR**" with respect to the Say-on-Frequency Vote.

If you indicate a choice with respect to any matter to be acted upon, your FMCTI Shares will be voted in accordance with your instructions on such matter.

Beneficial Owner of Shares Held in Street Name: If you are a beneficial owner of FMCTI Shares held in street name and do not provide the organization that holds your FMCTI Shares with specific instructions, the rules and regulations of the NYSE restrict the circumstances in which brokers who are record holders of shares may exercise discretionary authority to vote those shares based on whether the proposal is "routine." Brokers are not permitted to cast votes on "non-routine" matters without receiving voting instructions. Each of the Merger Proposal, the Adjournment Proposal, the Advisory Merger Compensation Proposal and the Say-on-Frequency Vote is considered a "non-routine" matter. If the organization that holds your FMCTI Shares does not receive instructions from you on how to vote your FMCTI Shares, the organization that holds your FMCTI Shares will inform the inspectors of elections for the FMCTI Special Meeting that it does not have the authority to vote on the matter with respect to your FMCTI Shares, which is known as a broker non-vote.

Broker non-votes will have the same effect as a vote "**AGAINST**" the Merger Proposal. You should therefore provide voting instructions to the organization that holds your FMCTI Shares by carefully following the instructions provided by such organization to ensure that your vote is counted. Broker non-votes will have no effect on the Adjournment Proposal, the Advisory Merger Compensation Proposal or the Say-on-Frequency Vote.

> **Why am I being asked to consider and vote on a proposal to approve, on a non-binding advisory basis, certain compensation arrangements for FMCTI's named executive officers in connection with the transactions contemplated by the Business Combination Agreement?**

Under SEC rules, FMCTI is required to seek a non-binding, advisory vote with respect to certain compensation that may be paid or become payable to FMCTI's named executive officers that is based on or otherwise relates to the FMCTI Merger.

> **What will happen if FMCTI stockholders do not approve the Advisory Merger Compensation Proposal?**

The approval of the Advisory Merger Compensation Proposal is not a condition to completion of the Mergers. The vote to approve the Advisory Merger Compensation Proposal is an advisory vote and will not be binding on FMCTI or the surviving company of the FMCTI Merger. If the Mergers are completed, because FMCTI may be contractually obligated to pay such merger-related compensation, the compensation may be payable, subject only to the contractual conditions applicable to such compensation payments, regardless of the outcome of the advisory vote.

> **Can I change my vote or revoke my proxy after I have returned a proxy or voting instruction card?**

Yes. You may revoke your proxy and change your vote at any time before the final vote at the FMCTI Special Meeting.

Stockholder of Record: If you are an FMCTI stockholder of record, you may revoke your proxy or change your vote in any one of the following ways:

- You may send a written notice that you are revoking your proxy to FMCTI's Secretary at 5875 N. Sam Houston Parkway W., Houston, Texas 77086, United States of America;

- You may send a subsequent properly completed proxy card in accordance with the instructions in this proxy statement/prospectus;

- You may grant a subsequent proxy by telephone or through the Internet in accordance with the instructions in this proxy statement/prospectus; or

- You may attend the FMCTI Special Meeting and either vote in person or revoke your proxy in writing. Your attendance at the FMCTI Special Meeting will not automatically revoke your proxy unless you vote again at the FMCTI Special Meeting or specifically request in writing that your prior proxy be revoked.

The most recent proxy card or telephone or Internet proxy the inspectors of elections for the FMCTI Special Meeting receives is the one that is counted.

What happens if I sell my FMCTI Shares before the FMCTI Special Meeting?

The record date for the FMCTI Special Meeting is earlier than the date of the FMCTI Special Meeting and the date that the Mergers are expected to be completed. If you transfer your FMCTI Shares after the record date but before the FMCTI Special Meeting, you will, unless the transferee receives a proxy from you, retain your right to vote at the FMCTI Special Meeting, but you will have transferred the right to receive the FMCTI Merger Consideration in connection with the FMCTI Merger. In order to receive the FMCTI Merger Consideration, you must hold your FMCTI Shares through the FMCTI Merger Effective Time.

What happens if I do not respond?

Failure to respond will count as a vote "**AGAINST**" the Merger Proposal. Failure to respond will have no effect on the Adjournment Proposal, the Advisory Merger Compensation Proposal or the Say-on-Frequency Vote.

Are there risks associated with the Mergers that I should consider in deciding how to vote?

Yes. You should carefully read the detailed description of the risks associated with the Mergers and Topco's operations following the Mergers described in the section entitled "*Risk Factors*" of this proxy statement/prospectus. You also should read and carefully consider the risk factors of FMCTI contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Who will count the votes?

Broadridge Financial Solutions will serve as inspector of elections and will count the votes.

Where can I find the voting results of the FMCTI Special Meeting?

The preliminary voting results will be announced at the FMCTI Special Meeting. In addition, within four business days following certification of the final voting results, FMCTI intends to file the final voting results with the SEC on a Current Report on Form 8-K.

What is "householding"?

The SEC has adopted rules that permit companies and intermediaries (such as brokers or banks) to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single notice or proxy statement addressed to those security holders. This process, which is commonly referred to as "householding," potentially provides extra convenience for security holders and cost savings for companies.

Several brokers and banks with accountholders who are FMCTI stockholders will be "householding" FMCTI's proxy materials. As indicated in the notice provided by these brokers to FMCTI stockholders, a single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and you prefer to receive a separate proxy statement, please notify your broker or contact FMCTI's proxy solicitor, MacKenzie Partners, at +1 212 929-5500 or toll-free at +1 800 322-2885. FMCTI stockholders who currently receive multiple copies of this proxy statement/prospectus at their address and would like to request "householding" of their communications should contact their broker or bank.

See the section entitled "*Householding of Proxy Materials*" of this proxy statement/prospectus.

The Special Meeting of FMCTI Stockholders (Page [   ])

TIME AND DATE	December 5, 2016, at 10:00 a.m. Central Time
PLACE	FMC Technologies, Inc., 13138 Lockwood Rd., Houston, Texas 77044
ITEMS OF BUSINESS	1. Proposal to approve the Merger Proposal
	2. Proposal to approve the Adjournment Proposal
	3. Proposal to approve the Advisory Merger Compensation Proposal
	4. Recommendation with respect to the Say-on-Frequency Vote
RECORD DATE	October 18, 2016
PROXY VOTING	It is important that your shares be represented and voted at the FMCTI Special Meeting. You can grant a proxy to vote your shares electronically via the Internet, by telephone or by completing and returning the proxy card or voting instruction card. Voting instructions are printed on your proxy card and are included in the accompanying Proxy Statement. If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. You can revoke a proxy at any time prior to its exercise at the FMCTI Special Meeting by following the instructions in the Proxy Statement or by voting your shares in person at the meeting.

Information about the Parties to the Mergers (Page [   ])

FMC Technologies, Inc.

FMCTI, a Delaware corporation, is a global market leader in subsea systems and a leading provider of technologies and services to the oil and gas industry. FMCTI, which became a standalone company in 2001, designs, manufactures and services technologically sophisticated systems and products, including subsea production and processing systems, surface wellhead production systems, high pressure fluid control equipment, measurement solutions and marine loading systems for the energy industry. As of June 30, 2016, FMCTI had approximately 15,500 full-time employees, comprised of approximately 4,800 in the United States and 10,700 in non-U.S. locations.

FMCTI Shares are listed on the NYSE under the symbol "FTI."

The principal executive offices of FMCTI are located at 5875 N. Sam Houston Parkway W., Houston, Texas 77086, United States of America, and its telephone number at that address is +1 281 591-4000.

Technip S.A.

Technip S.A., a French *société anonyme*, is a world leader in project management, engineering and construction for the energy sector and offers a comprehensive portfolio of innovative solutions and technologies. As of June 30, 2016, Technip employed a workforce of approximately 32,000 people from 116 nationalities. Technip operates on five continents and in 45 countries. Technip's production facilities (for flexible pipes and umbilicals), manufacturing yard, logistics bases and spoolbases are located in Angola, Brazil, Finland, France, Indonesia, Malaysia, Norway, the United Kingdom and the United States.

THE SPECIAL MEETING OF STOCKHOLDERS OF FMCTI

General

This proxy statement/prospectus is being provided to the stockholders of FMCTI as part of a solicitation of proxies by the FMCTI board of directors for use at the FMCTI Special Meeting to be held at the time and place specified below. This proxy statement/prospectus provides stockholders of FMCTI with the information they need to know to be able to vote or instruct their vote to be cast at the FMCTI Special Meeting.

TIME AND DATE	December 5, 2016, at 10:00 a.m. Central Time
PLACE	FMC Technologies, Inc., 13138 Lockwood Rd., Houston, Texas 77044
ITEMS OF BUSINESS	1. Proposal to approve the Merger Proposal
	2. Proposal to approve the Adjournment Proposal
	3. Proposal to approve the Advisory Merger Compensation Proposal
	4. Recommendation with respect to the Say-on-Frequency Vote
RECORD DATE	October 18, 2016
PROXY VOTING	It is important that your shares be represented and voted at the FMCTI Special Meeting. You can submit a proxy to vote your shares electronically via the Internet, by telephone or by completing and returning the proxy card or voting instruction card. Voting instructions are printed on your proxy card and are included in the accompanying Proxy Statement. If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. You can revoke a proxy at any time prior to its exercise at the FMCTI Special Meeting by following the instructions in the Proxy Statement or by voting your shares in person at the meeting.

YOUR VOTE IS IMPORTANT. ACCORDINGLY, PLEASE SUBMIT YOUR PROXY PROMPTLY BY TELEPHONE, BY INTERNET OR BY MAIL, WHETHER OR NOT YOU PLAN TO ATTEND THE FMCTI SPECIAL MEETING IN PERSON.

Recommendation of the FMCTI Board of Directors

After careful consideration, the FMCTI board of directors has approved and declared advisable the Business Combination Agreement, the Mergers and all of the other transactions contemplated by the Business Combination Agreement, declared that the transactions contemplated by the Business Combination Agreement are fair to and in the best interests of FMCTI and its stockholders, directed that the adoption of the Business Combination Agreement be submitted to a vote at a meeting of the FMCTI stockholders, and resolved to recommend that the FMCTI stockholders vote to adopt the Business Combination Agreement and approve the other matters submitted for approval in connection with the Business Combination Agreement at such FMCTI Special Meeting.

Accordingly, the FMCTI board of directors recommends that FMCTI stockholders vote:

1. **"FOR" the Merger Proposal;**

2. **"FOR" the Adjournment Proposal;**

3. **"FOR" the Advisory Merger Compensation Proposal; and**

4. **"ONE YEAR" with respect to the Say-on-Frequency Vote.**

Record Date; Stockholders Entitled to Vote

The FMCTI board of directors has fixed October 18, 2016 as the record date for determination of FMCTI stockholders entitled to receive notice of, and to vote at, the FMCTI Special Meeting. Only holders of record of issued and outstanding FMCTI Shares at the close of business on the record date are entitled to receive notice of, and to vote at, the FMCTI Special Meeting.

At the close of business on October 18, 2016 (the record date), there were 225,877,541 FMCTI Shares issued and outstanding and entitled to vote at the FMCTI Special Meeting. FMCTI stockholders are entitled to one vote for each share of FMCTI Shares they owned as of the close of business on the record date.

Voting by FMCTI's Directors and Executive Officers

At the close of business on October 18, 2016 (the record date), directors and executive officers of FMCTI and their affiliates were entitled to vote approximately 1,175,555 FMCTI Shares, or approximately 0.52% of the FMCTI Shares outstanding on that date. We currently expect that FMCTI's directors and executive officers will vote their shares in favor of each of the proposals to be considered at the FMCTI Special Meeting.

Quorum

A majority of the FMCTI Shares issued and outstanding as of the close of business on the record date and entitled to vote, present in person or represented by proxy, at the FMCTI Special Meeting will constitute a quorum for the FMCTI Special Meeting. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the FMCTI Special Meeting. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting.

Required Vote

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding FMCTI Shares entitled to vote on the matter at the FMCTI Special Meeting.

Approval of (i) the Adjournment Proposal and (ii) the Advisory Merger Compensation Proposal require the affirmative vote of a majority of the voting power represented at the FMCTI Special Meeting in person or by proxy and entitled to vote on such proposals.

There is no minimum vote requirement for the Say-on-Frequency Vote. The option of once every one, two or three years that receives the highest number of votes properly cast with respect to the Say-on-Frequency Vote will be determined to be the recommendation of the FMCTI stockholders.

Failure to Either Submit a Proxy or Attend the FMCTI Special Meeting, Broker Non-Votes and Abstentions

In accordance with the rules of the NYSE, brokers, banks, trust companies and other nominees who hold FMCTI Shares in "street name" for their customers but do not have discretionary authority to vote the shares may not exercise their voting discretion with respect to the Merger Proposal. Accordingly, if brokers, banks, trust companies or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the Merger Proposal.

If you fail to submit a proxy or attend the FMCTI Special Meeting, fail to instruct your broker, bank, trust company or other nominee to vote, or if you mark your proxy or voting instructions to abstain, it will have the effect of a vote "**AGAINST**" the Merger Proposal.

If you fail to submit a proxy or attend the FMCTI Special Meeting, or fail to instruct your broker, bank, trust company or other nominee to vote, it will have no effect on the Adjournment Proposal, the Advisory Merger Compensation Proposal or the Say-on-Frequency Vote. If you mark your proxy or voting instructions to abstain, it will have the effect of a vote "**AGAINST**" the Adjournment Proposal and the Advisory Merger Compensation Proposal, but will have no effect on the Say-on-Frequency Vote.

How to Vote Your Shares

Registered stockholders may grant a proxy to vote (i) through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card; (ii) by telephone (from the United States, United States Territory and Canada) using the toll-free telephone number listed on the enclosed proxy card; or (iii) by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. Registered stockholders who attend the FMCTI Special Meeting may vote their shares personally even if they previously have voted their shares.

Voting in Person

Only FMCTI stockholders as of the close of business on the record date or holders of a valid proxy for the meeting are entitled to attend the FMCTI Special Meeting. In order to be admitted to the FMCTI Special Meeting, you must present photo identification, such as a driver's license, and proof of ownership of FMCTI Shares on the record date or, in the case of holders of a valid proxy, a properly executed legal proxy and a copy of the proof of ownership. Proof of ownership may be a brokerage statement or letter from a bank or broker indicating ownership on the record date, a proxy card, a legal proxy or voting instruction card provided by your broker, bank or nominee.

Voting of Proxies

When you provide your proxy, the FMCTI Shares represented by the proxy will be voted in accordance with your instructions. If you sign your proxy card without giving instructions, you will have granted authority to Douglas J. Pferdehirt, Maryann T. Mannen and Dianne B. Ralston to vote "**FOR**" each of the Merger Proposal, the Adjournment Proposal and the Advisory Merger Compensation Proposal and for "**ONE YEAR**" with respect to the Say-on-Frequency Vote. In all cases, the delivery of a signed proxy card shall confer authority upon the proxyholders to vote your shares in accordance with their judgment on any other matters properly presented at the FMCTI Special Meeting, except that any proxy that is marked "**AGAINST**" the Merger Proposal will not be voted "**FOR**" the Adjournment Proposal. The FMCTI board of directors currently knows of no other business that will be presented for consideration at the FMCTI Special Meeting.

401(k) Shares

If you participate in the FMC Technologies, Inc. Savings and Investment Plan and invest in the FMC Technologies, Inc. Stock Fund, you may vote the number of FMCTI Shares equivalent to your interest in the FMC Technologies, Inc. Stock Fund as credited to your account on the record date for the FMCTI Special Meeting. You will receive instructions on how to vote your shares from Broadridge Financial Solutions.

Revocation of Proxies

If you are a stockholder of record, you may revoke your proxy at any time before it is exercised in any one of four ways: (i) by giving written notice to the Secretary of FMCTI, (ii) by submitting a subsequently dated and properly signed proxy card in accordance with the instructions in this proxy statement/prospectus, (iii) by granting a subsequent proxy by telephone or through the Internet or (iv) by attending the FMCTI Special Meeting and voting in person. Your attendance at the FMCTI Special Meeting will not automatically revoke your proxy unless you vote at the FMCTI Special Meeting or specifically request in writing that your prior proxy be revoked.

Proposal No. 4—Say-on-Frequency Vote

(Item 4 on the FMCTI proxy card)

The Say-on-Frequency Vote asks FMCTI stockholders to cast an advisory vote on how often FMCTI should hold a non-binding, advisory vote to approve the compensation of FMCTI's named executive officers in accordance with Section 14A of the Exchange Act (referred to as a "say-on-pay vote") in its proxy materials for future annual shareholder meetings (or special shareholder meetings for which FMCTI must include executive compensation information in its proxy statement for that meeting). FMCTI stockholders may vote to have such say-on-pay vote every year, every two years or every three years. Currently, FMCTI conducts a say-on-pay vote every year.

Because this proposal seeks the input of FMCTI stockholders and provides FMCTI's stockholders with the option to vote to hold a say-on-pay vote once every one, two or three years, there is no minimum vote requirement for this proposal. Although the FMCTI board of directors recommends holding a say-on-pay vote every year, FMCTI stockholders have the option to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. FMCTI stockholders are not voting to approve or disapprove of the FMCTI board of director's recommendation. Failure to submit a proxy or attend the FMCTI Special Meeting, broker non-votes and abstentions will have no effect on the Say-on-Frequency Vote.

The option of once every one, two or three years that receives the highest number of votes properly cast for this proposal will be determined to be the preferred frequency recommended by the FMCTI stockholders with which FMCTI is to hold say-on-pay vote. As an advisory vote, this proposal is not binding upon FMCTI. However, the compensation committee of the FMCTI board of directors, which is responsible for designing and administering FMCTI's executive compensation program, values the opinions expressed by FMCTI stockholders and will continue to consider the outcome of the vote when making future decisions on how often FMCTI should include a say-on-pay vote in its proxy materials.

THE FMCTI BOARD OF DIRECTORS RECOMMENDS THAT FMCTI STOCKHOLDERS VOTE TO HOLD A SAY-ON-PAY VOTE EVERY "ONE YEAR" (AS OPPOSED TO EVERY TWO OR THREE YEARS).

Business Combination Agreement and other definitive deal documentation and resolved to recommend that FMCTI stockholders vote in favor of the proposal to adopt the Business Combination Agreement and related matters. FMCTI senior management noted that Ms. Devine had submitted her resignation as a member of the FMCTI board of directors in light of her position on the Technip board of directors and the anticipated announcement of the transaction, contingent upon FMCTI's board of directors' approval of the strategic combination with Technip. The remaining members of the FMCTI board of directors accepted her resignation and resolved to reduce the size of the board of directors by one member.

Later on May 18, 2016, Technip and FMCTI executed the MOU. Also on May 18, 2016, Bpifrance and IFPEN executed their Support Agreements.

On May 19, 2016, Technip and FMCTI issued press releases announcing the transaction.

During May and June 2016, Technip engaged in certain employee information and consultation procedures required by law and, where necessary, received positive opinions from its works councils with respect to the proposed business combination between Technip and FMCTI.

On June 14, 2016, at a meeting of Technip's board of directors, the board was informed that the required employee information and consultation procedures had been completed. The Technip board of directors then approved the execution of the Business Combination Agreement.

On June 14, 2016, Technip and FMCTI executed the Business Combination Agreement.

FMCTI Reasons for the Mergers and Recommendation of the FMCTI Board of Directors

At its meeting on May 18, 2016, the FMCTI board of directors (i) approved the execution, by FMCTI, of the Business Combination Agreement, and the consummation of the transactions contemplated thereby upon the terms and conditions set forth therein, (ii) determined that the terms of the Business Combination Agreement, the Mergers and the other transactions contemplated thereby are fair to, and in the best interests of, FMCTI and its stockholders and are also in the best interests of the FMCTI's other stakeholders and employees, (iii) declared that the Business Combination Agreement and the consummation of the transactions contemplated thereby upon the terms and conditions set forth therein are advisable and (iv) directed that the Business Combination Agreement be submitted to the stockholders of FMCTI for adoption.

The FMCTI board of directors recommends that FMCTI stockholders vote:

1. "**FOR**" the Merger Proposal;

2. "**FOR**" the Adjournment Proposal;

3. "**FOR**" the Advisory Merger Compensation Proposal; and

4. <u>**"ONE YEAR"** with respect to the Say-on-Frequency Vote.</u>

The FMCTI board of directors considered many factors in reaching its conclusion that the transactions contemplated by the Business Combination Agreement as a whole, including the Mergers, are fair to, and in the best interests of FMCTI and its stockholders. In arriving at its conclusion, the FMCTI board of directors consulted with FMCTI's management, its legal, financial and other advisors, reviewed a significant amount of information and considered the following factors in its deliberations:

*   the belief that the combination will result in the creation of a new global leader in Subsea, Surface and Onshore/Offshore systems and services to the oil and gas industry with approximately $2.4 billion in adjusted earnings before interest, tax, depreciation and amortization ("EBITDA"), and a strong balance sheet and broad global footprint to support continued growth and innovation;

*   each of FMCTI and Technip has developed capabilities in complementary geographies, the combination of which will create a larger and more diversified company that is better equipped to respond to economic and

Exhibit 99.6



FMC TECHNOLOGIES, INC.
5875 N. SAM HOUSTON PKWY. W.
HOUSTON, TX 77086

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 10:59 p.m. Central Time on December 4, 2016. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone from within the United States, United States Territory and Canada to transmit your voting instructions up until 10:59 p.m. Central Time on December 4, 2016. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E13907-[   ]   KEEP THIS PORTION FOR YOUR RECORDS

— —

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FMC TECHNOLOGIES, INC.

	For	Against	Abstain
The Board of Directors recommends you vote FOR Items 1, 2 and 3:			
1. Proposal to adopt the Business Combination Agreement, dated as of June 14, 2016 (the "Business Combination Agreement"), among FMCTI, Technip S.A. and TechnipFMC Limited	☐	☐	☐
2. Proposal to approve any motion to adjourn the FMCTI Special Meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FMCTI Special Meeting to approve Item 1	☐	☐	☐
3. Proposal to approve on a non-binding, advisory basis, certain compensation arrangements for FMCTI's named executive officers in connection with the transactions contemplated by the Business Combination Agreement, which are disclosed in the section entitled "*Stockholder Vote on Certain Compensatory Arrangements*" of the Proxy Statement/Prospectus	☐	☐	☐

	ONE YEAR	TWO YEARS	THREE YEARS	Abstain
The Board of Directors recommends you vote for ONE YEAR on Item 4:				
4. Recommendation, on a non-binding, advisory basis, with respect to the frequency of future advisory votes on FMCTI's executive compensation	☐	☐	☐	☐

NOTE: This proxy delegates discretionary authority with respect to any other business as may properly come before the meeting or any adjournment or postponement thereof.

For address changes and/or comments, please check this box and write them on the back where indicated.   ☐

Please indicate if you plan to attend this meeting.   ☐ Yes   ☐ No

NOTE: Please sign exactly as your name(s) appear(s) hereon. Joint owners should each sign. All holders should sign. When signing as attorney, executor, administrator, trustee or other fiduciary, please give full title as such. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the FMCTI Special Meeting:
The Proxy Statement/Prospectus is available at www.proxyvote.com.

E13908-[   ]

| Proxy | **FMC TECHNOLOGIES, INC.** |  |

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Douglas J. Pferdehirt, Maryann T. Mannen and Dianne B. Ralston, and each of them, proxies for the undersigned, with full power of substitution, to vote in the manner indicated on the reverse side, and with discretionary authority as to any other matters that may properly come before the meeting, all shares of common stock of FMC Technologies, Inc. ("FMCTI") that the undersigned is entitled to vote at the Special Meeting of Stockholders of FMCTI (the "FMCTI Special Meeting") to be held on December 5, 2016, at FMC Technologies, Inc., 13138 Lockwood Rd., Houston, TX 77044, at 10:00 a.m. Central Time, and any adjournment or postponement thereof. Information regarding the matters to be voted upon is set forth in the Notice of Special Meeting of Stockholders and the proxy statement/prospectus of which such notice forms a part (the "Proxy Statement/Prospectus").

THE UNDERSIGNED HEREBY REVOKES ANY PROXY HERETOFORE GIVEN AND ACKNOWLEDGES RECEIPT OF THE NOTICE AND THE PROXY STATEMENT/PROSPECTUS RELATING TO THE FMCTI SPECIAL MEETING.

If no direction is made, this proxy will be voted FOR Items 1, 2 and 3 and for ONE YEAR on Item 4.

FIDELITY MANAGEMENT TRUST COMPANY, *Trustee*:

You are instructed to vote in the manner indicated on the reverse side, and with discretionary authority as to any other matters that may properly come before the meeting, all shares of common stock represented by participant's interest in the FMC Technologies, Inc. Stock Fund of the FMC Technologies, Inc. Savings and Investment Plan.

Unless otherwise instructed prior to November 30, 2016, the Trustee WILL VOTE these shares in the same proportion as the number of shares for which the Trustee has received voting instructions.

BANCO POPULAR DE PUERTO RICO, *Trustee*:

You are instructed to vote in the manner indicated on the reverse side, and with discretionary authority as to any other matters that may properly come before the meeting, all shares of common stock represented by participant's interest in the FMC Technologies, Inc. Stock Fund of the FMC Puerto Rico Savings and Investment Plan.

Unless otherwise instructed prior to November 30, 2016, the Trustee WILL VOTE these shares FOR Items 1, 2 and 3 and for ONE YEAR on Item 4.

NOT VALID UNLESS DATED AND SIGNED ON REVERSE SIDE

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. **If no direction is made, this proxy will be voted FOR Items 1, 2 and 3 and for ONE YEAR on Item 4.**

Address Changes/Comments: _____

_____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side